JBRDS

Invest in the Future of Children's Footwear with jbrds: Pioneering Natural Growth & Development


1:38 / 2:32

jbrds.com Baltimore MD

Notable Investors

Steve Bond former President of Bostonian Shoes

Highlights

1. The active lifestyle brand from cradle to 8 years old
2. 22.5 million potential consumers added to the Total Addressable Market (TAM) every year
3. Nearly 300 years of combined footwear expertise from concept to delivered good
4. Earned the top of #1 New Release in both Baby Boy's Sneakers and Baby

Girl’s Sneakers on Amazon

Our Team



Dr. Jay LeBow Chief Innovation Officer and Head of Product

Has practiced podiatric medicine and foot and ankle surgery for nearly three decades.



Mike Gugat Chief Executive Officer and Head of Marketing

Is a former sales and marketing executive who has led divisions at Mizuno and Adidas.



David Hirshfeld Chief Operations Officer and Head of Fulfillment

Started his professional career as a CPA and has spent the last 40 years owning and operating a leading e-commerce business.



Sameel Osuri Chief Financial Officer

Is a finance executive with an MBA from the Wharton School of Business at the University of Pennsylvania.

Brian Principato

Discover the Evolution in Children’s Footwear


START THEM OFF
ON THE RIGHT FOOT



While many established brands have traditionally scaled down adult shoes for children, jbrds is taking a fresh approach. We believe in celebrating the unique anatomy of children's feet, ensuring they get the best start in life.


Adult
One Year Old

Designed with Precision for the Young Adventurers

Introducing jbrds, a groundbreaking footwear that respects and supports the natural growth and development of a child's foot. We're championing a new era of footwear that promotes activity, health, **and the sheer joy of childhood.**


1. INJECTION-MOLDED SUPPORT CAGE
Provides lateral column support by locking the cuboid in place.
2. VELCRO STRAP
Easy for parents to slip on. Hard for baby to take off.
3. SOCK-LIKE UPPER
Instant comfort, roomy toe box, socks optional.
4. ROOMIE TOEBOX
Easilt fits wide feet while providing ample toe protection.
5. SUEDE OUTSOLE
Just enough grip so baby won't trip.
6. 0-DROP OUTSOLE
Limit future foot and ankle problems.

Our "sock-and-shoe-in-one" design...

- Ensures a snug, easy-to-wear fit.
- Is machine-washable equating to hassle-free, spot-clean simplicity.
- Offers the 'perfect grip' for those first steps and playful runs thanks to a

suede outsole.

- Ensures stability, aiding those pivotal moments of standing and walking, due to an innovative velcro-fastened outer cage.

All wrapped up in a stylish, clinically-informed design that **appeals to both children and adults.**











A Growing Market with Massive Potential

Every year, millions of babies are born globally, marking a continually renewing market. By catering to the newborn-to-8 age range, **we're tapping into a vast potential of 32 million children.**

The children's footwear market alone boasts $6 Billion in annual sales, not to mention the additional billions spent on apparel and accessories.

Our goal? **To secure a 1% share of this vibrant market by 2026.**


32M
Children


1%
Share of
TOTAL
KID'S
Footwear Market


$50-55M
Annual Sales



Forward-looking projections are not guaranteed.

Past Milestones


WE MET OUR
KICKSTARTER
GOAL IN ONLY
2 DAYS!
2 DAYS goal met
170% of our goal
119 backers


ECOMMERCE LAUNCH
In July 2022, we officially launched our e-commerce website on Shopify. In the first six months, we oversubscribed our goal of 1,000 orders and 1,000 units.
IN THE SECOND 6 MONTHS, WE DOUBLED THE UNITS SOLD.
FIRST 6 MONTHS
Jul '22 – Dec '22
1000+ pairs sold
SECOND 6 MONTHS
Jan '23 – Jul '23
START THEM OFF ON THE RIGHT FOOT
KIDS FEET HAVE YET TO DEVELOP THE STRUCTURE OF AN ADULT FOOT
the BUMP
CountryLiving
CBS NEWS BALTIMORE
ANATOMICALLY DESIGNED FOOTWEAR


2000+ pairs sold


AMAZON LAUNCH
We Earned The Top Of "#1 New Release" In Both
Baby Boy's Sneakers and Baby Girl's Sneakers on Amazon!
jbrds
Brand: jbrds
jbrds Stand2Walk Baby First Walking Shoes Boy & Girl Infant Non-Slip Breathable Lightweight Sock with Support Cage Sneakers 9-18 Months
#1 New Release in Baby Boys' Sneakers
Color: Pearl Ivory
jbrds
Sneakers
New Releases
Best Sellers
Most Wished For
#1
jbrds Stand2Walk Baby First Walking Shoes Boy & Girl Infant Non-Slip Breathable Lightweight Sock with Support Cage Sneakers...
$48.00
#2
Geox Elthan 17 First Steps Shoe, Boys, Infant and Toddler
$30.00
#3
POLO RALPH LAUREN Baby Boy's Barnes Athletic (Toddler)
$45.00
#4
ShooShoos Prewalker Soft Sole Sneaker Brown Mr Mustard Unisex
1 offer from $18.95

The Active Lifestyle Brand From Cradle To 8 Years Old

While our business model is focused on direct-to-consumer sales, The philosophy of jbrds is to emphasize on **building connections rather than just transactions.**

To accomplish this, we have multiple initiatives currently in place:

- Our strategic partnership with Baltimore, MD's Holabird Sports., which brings with it use of Holabirds' 40,000+ square foot distribution center, helping us keep overhead costs low, **and allows us to offer special**

helping us keep overhead costs low, and allows us to offer special **promotions with select baby boutiques.**

- **Our packaging is designed to look and feel like a gift to the parents.** Inviting the whole family to be active with our products for many years to come.
- As children reach different milestones, we provide them with social badges of achievement for activities like standing, walking, running, and creative play.



Start Them Off
On The Right Foot
Baby
Toddler Stages
Children
Family
Lifestyle

Diverse Range for Every Stage of Childhood

As children grow, so does our range of shoe models.

We currently offer the Stand2Walk model, and post our community round, we'll introduce the Walk2Run, Run2Play, and Go Play models. Each is tailored to the unique needs of children, **from infancy to 8 years.**



walk2run
18 months – 3 years old
run2play
3 – 5 years old
go play
5 – 8 years old

Meet the Team Behind jbrds: Pioneers in Children's Footwear

DR. JAY LEBOW
Chief Innovation Officer and Head of Product


• Practiced podiatric medicine and foot and ankle surgery at Mercy Hospital in Baltimore for nearly three decades
• Served on many podiatric boards
• Was the MLB Baltimore Orioles foot and ankle team physician for 28 seasons
Orioles

<u>Dr. Jay LeBow - Co-founder, Chief Innovation Officer and Head of Product</u>

From his early days as a budding podiatrist in Baltimore, Dr. LeBow has always been deeply invested in foot health. However, it was the joys of grandparenthood that truly opened his eyes to the **unique anatomical needs of a child's developing foot.**

After meticulous research, reviewing countless X-rays, and evaluating the market's offerings, he realized a significant gap. No existing footwear genuinely catered to the intricate needs of a child's foot. Dr. LeBow's revelation became the foundation of jbrds, **ensuring every design decision is rooted in deep medical understanding and genuine care.**

*"As a young podiatrist building my practice in Baltimore, I missed this insight with my daughters. It wasn't until I became a grandparent that I recognized the anatomical needs of a child's developing foot. After reviewing hundreds of X-rays and evaluating existing children's footwear, **it was clear no shoe was properly addressing the needs of a child's developing foot.**" -Dr. Jay LeBow*


MIKE GUGAT
Chief Executive Officer and Head of Marketing
• Former sales and marketing executive at Mizuno and Adidas
• Co-founded the Sport Lifestyle Network
adidas
MIZUNO

<u>Mike Gugat - Co-founder, CEO and Head of Marketing</u>

With a rich history in the footwear industry, Mike Gugat has seen it all. Yet, he noticed a recurring theme: children's shoes were often sidelined, treated as mere afterthoughts. This realization, combined with Dr. LeBow's medical insights, led to the birth of jbrds.

<u>Mike's vision is clear</u>: to create the greatest active lifestyle brand dedicated exclusively to children, from their first steps to their eighth birthday.

"In the footwear industry, children's shoes are often an afterthought. The most crucial period of growth for children's feet and jbrds sets up kids to move into

*adolescence, young adulthood, and eventually to adults, **helping to avoid possible problems later in life from wearing the wrong shoes as a child.**" -Mike Gugat, CEO*

Together with COO David Hirshfeld and CFO Advisory Sameel Osuri, Dr. LeBow and Mike Gugat combine **medical knowledge and industry expertise to transform children's footwear.**


DAVID HIRSHFELD
Chief Operations Officer and Head of Fulfillment
• Started his professional career as a CPA
• Spent the last 40 years owning and operating Holabird Sports, a leading e-commerce business selling running, training, and tennis products
holabird sports


SAMEEL OSURI
CFO Advisory
• A finance executive at Warner Brothers Discovery Communications
• Earned his MBA from the Wharton School of Business at the University of Pennsylvania
WARNER BROS.
DISCOVERY

Join Us in Shaping the Future of Children's Footwear

Imagine a world where children's footwear is crafted with precision, care, and a deep understanding of their unique needs.

By investing in jbrds, you're not just supporting a brand; you're championing a brighter, healthier future for the next generation.

We're on the brink of something transformative, and we invite you to be a part of this exciting journey.

Together, we will redefine children's footwear, **ensuring every step they take is one towards a healthier, happier life.**

Invest Today!





jbrds